Footnotes:

      (1) Laurus Master Fund, Ltd., a Cayman Islands corporation ("Laurus Master Fund") is the holder of all of the securities of Tidel Technologies, Inc., a Delaware corporation (the "Company"), reported herein. Laurus Master Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("Laurus Capital"). Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital, and share sole voting and investment power over all securities of the Company held by Laurus Master Fund. Thus, for the purposes of Reg. Section 240.13d-3, Laurus Capital, Eugene Grin and David Grin are deemed to be beneficial owners of more than 10% of the Company's common stock, par value $0.01 per share (the "Common Stock"). Each of Laurus Capital, Eugene Grin and David Grin disclaims beneficial ownership of the securities reported herein except to the extent of such person's pecuniary interest in Laurus Master Fund, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by the statement. Laurus Master Fund acquired 1,251,000 shares of Common Stock from the Company on November 26, 2004, in satisfaction of fees totaling $375,300 owed to Laurus Master Fund. Laurus Master Fund acquired 18,000,000 shares of Common Stock on January 13, 2006, upon the conversion of an aggregate of $5,400,000 principal amount of that certain convertible term note, dated November 25, 2003 issued by the Company in favor of Laurus Master Fund in the original principal amount of $6,450,000, together with an additional $292,987 principal amount added thereto on November 26, 2004 (the "2003 Note"). In connection with such conversion, the Company repaid (i) the remaining outstanding principal balance of the 2003 Note, (ii) a convertible term note, dated November 26, 2004, issued by the Company in favor of Laurus Master Fund in the aggregate principal amount of $600,000 that was convertible into Common Stock at a conversion price of $0.30 per share and (iii) a convertible term note, dated November 26, 2004, issued by the Company in favor of Laurus Master Fund in the aggregate principal amount of $1,500,000 that was convertible into Common Stock at a conversion price of $3.00 per share.

      (2) Under the terms of the warrant, Laurus Master Fund has agreed not to exercise the warrant to the extent that such exercise would cause Laurus' beneficial ownership of Common Stock determined pursuant to Reg. Section 240.13d-3 to exceed 4.99% of the Company's outstanding shares of Common Stock, which limitation on ownership may be voided upon 75 days' prior notice to the Company. In addition, Laurus has agreed, pursuant to the terms of the stock redemption agreement, dated as of January 12, 2006, that it entered into with the Company, to not exercise the warrant until the earlier of (x) March 31, 2006 and (y) the date on which the purchase agreement relating to the sale of the Company's cash security business to Sentinel Technologies, Inc. is terminated or deemed terminated.